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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-10936

ORBITAL ENGINE CORPORATION LIMITED

(Translation of registrant’s name into English)

1 WHIPPLE ST, BALCATTA, WESTERN AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

1 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbeng.com

ASX AND MEDIA RELEASE: 20 FEBRUARY 2004	ASX Code: OEC
FOR IMMEDIATE RELEASE	NYSE Code: OE
Berlin Code: ORE
Frankfurt Code: OREA

ORBITAL – HALF YEAR RESULTS

PERTH, AUSTRALIA:

The Directors of Orbital Engine Corporation are pleased to announce the financial results for the half-year ended 31 December 2003.

Highlights

•	Profit after taxation of $2.1 million compared to a loss of $2.9 million in the corresponding period last year.

•	Continuing increase in engineering services, royalty and licence income.

•	Overheads reduced by 32% to $7.2 million.

•	Record result by Synerject, contributing $0.9 million to Orbital’s result, an increase of 35% over the previous year.

•	Successful share purchase plan generating $3.3 million in July 2003.

•	Improved cash flow.

•	Continuing progress in new markets, particularly India and Taiwan.

Orbital CEO, Peter Cook, said that the Company had consolidated the turnaround demonstrated in the second half of last financial year: “This result is another step forward in our process of getting the fundamentals right. Over last years corresponding period and after the Synerject restructuring, all business segments have shown improvement and contribution to the bottom line.”

Financial Summary

	CONSOLIDATED
	Dec 2003 A$’000	Dec 2002 A$’000	Change

Revenue
System sales	—	23,236
Engineering services	6,141	4,856	+26%
Royalty and licencing income	1,947	1,620	+20%

	8,088	29,712

Other Income
Foreign exchange gain	808	248
Proceeds on sale of fixed assets	138	80
Other	606	65

	1,552	393

Total Revenue (excluding interest)	9,640	30,105

System purchases	—	(21,696)
Licence costs	(422)	—

Gross Contribution	9,218	8,409	+10%

Overhead expenses	(7,221)	(10,561)	(32)%
Restructuring expenses	(12)	17
Share of Synerject net profit	896	664	+35%

Earnings before Interest, Tax Depreciation and Amortisation	2,881	(1,471)

Depreciation & amortisation	(947)	(1,158)
Amortisation of prepaid marketing	—	(484)
Net interest income	276	147

Operating Profit/(Loss) Before Tax	2,210	(2,966)

Income tax (expense)/credit	(102)	67

Operating Profit/(Loss) After Tax	2,108	(2,899)

Revenue

As previously reported, the restructure of Synerject included the transfer of Orbital’s marine and recreation systems sales business to Synerject with effect from 1 April 2003. This has resulted in a decrease in total revenue consolidated by Orbital, however the net result after elimination of system sales overheads and take up of an improved Synerject result is a positive contribution.

Engineering services and royalty and licence income have increased by 26% and 20% respectively over the previous year, despite the strengthening of the Australian dollar which has eroded royalty revenue by some $200,000 compared to the prior year’s exchange rate.

Engineering consulting revenue continues the improvements demonstrated last year as Orbital has expanded its sales and marketing focus beyond its traditional technology customers.

Royalty and licence revenue has continued to grow with the introduction of Mercury’s 115 and 90 horsepower 3-cylinder Optimax™ product range, launched during the last 9 months. The increase also reflects progress made in the introduction of OCP technology into new markets, including a licence fee instalment made by UCAL India.

Expenses

Orbital commenced a restructuring program in FY2001, resulting in progressive reduction of overhead expenses over the last few years. Overheads have decreased a further 32% to $7.2 million in this half-year. The savings were derived primarily from the closure of Orbital’s US office in April 2003, as a result of the transfer of the system sales business to Synerject noted above. In addition, all other business expenses have been subject to review and have contributed to the savings achieved.

Synerject

Synerject, Orbital’s 50:50 joint venture with Siemens VDO Automotive, continues to achieve improved results with Orbital’s share of Synerject’s profit for the half-year increasing by 35% to $0.9 million for the half-year. Synerject derives revenue in United States dollars and Euros, and the translation of Synerject’s results into Australian dollars has eroded reported revenue by $210,000 compared to the prior corresponding period.

Synerject realised the benefits of the transfer of Orbital’s marine and recreation system sales and Siemens VDO’s non-automotive systems business for the full half-year. In addition, sales volumes increased with the introduction of direct injection fuel systems to Mercury’s 3-cylinder Optimax™ range of engines. Mercury introduced the 115hp engine in April 2003, the 90hp engine in July 2003 with the 75hp due for introduction in early 2004.

Cash

EBITDA reflects the steady improvement in the operating results and consequent cash flows, as illustrated in the accompanying graph.

Cash at bank at 31 December 2003 was $12.0 million compared to $9.0 million at 30 June 2003. In July 2003, Orbital received $3.3 million arising out of a share purchase plan which was extremely well supported by existing shareholders.

Orbital has reduced net cash used in operating activities from $6.1 million in the half-year to 31 December 2002 to $0.3 million this year. Increased engineering revenue has required some additional working capital and final payments with respect to staff reductions arising out of the Synerject restructure were settled during the half-year.

Net cash requirements for investing activities are now minimal as Synerject is self-funding.

United States Generally Accepted Accounting Principles.

The financial result for the half-year ended 31 December 2003 under US GAAP is a profit after taxation of A$10.0 million compared to a loss in the corresponding period last year of A$2.6 million.

The most significant difference between Australian GAAP and US GAAP is the recognition under US GAAP of income tax losses not previously brought to account of $8.0 million. Under Australian GAAP tax losses can only be recognised when the realisation of the asset is virtually certain, however under US GAAP recognition is required if it is more likely than not that the tax losses will be utilised.

Orbital has total future tax benefits of approximately $38 million and the Directors have determined that it is more likely than not that Orbital will realise at least $8.0 million of available losses. The determination is supported by factors including: -

•	Recent profits in Synerject and Orbital’s US subsidiaries.

•	Profit for the 6 months ended 31 December 2003 in Orbital’s Australian operations.

•	Forecast profits for Orbital going forward.

Commercial Update

Orbital continues to expand its engineering customer base beyond traditional OCP customers.

This is reflected in the 26% improvement in engineering services revenue for the half-year, which includes, for instance, continued assessment of ethanol blends in petrol, and the provision of calibration and validation services for OEMs seeking to outsource engineering services.

In the marine sector, Mercury continued the introduction of 1.5 litre Optimax™ 3 cylinder engines. The 115hp model which was released in April 2003 was followed by the 90hp in September 2003. It is anticipated that the 75hp model will be released in early 2004.

In October 2003 Kymco, a leading Taiwanese motorcycle manufacturer, announced the adoption of Orbital direct injection technology for the planned introduction of a 100cc scooter model scheduled for launch in 2004. Kymco have made further progress in production plans having received qualified EPA approval with initial launch volumes anticipated prior to the end of the financial year.

Whilst taking longer than originally envisaged, Orbital continues to make progress with 2-wheeler and 3-wheeler initiatives in India. As a precursor to any licence agreement, several engineering programs have been undertaken during the year with Indian motorcycle OEMs and UCAL, Orbital’s licensed system supplier in India.

Outlook

Orbital is reasonably confident that the level of engineering consultancy services provided in the first half will continue for the remainder of the financial year. Cost reductions implemented in the last two years which relate primarily to this business sector are now finalised ensuring a stable business with secure returns.

Royalty and licence income, however, will most probably be affected by the unstable 50cc European scooter market. Delays in implementation of Euro III emissions legislation and escalating European manufacturing costs are contributing to the market uncertainty in this price sensitive sector.

Synerject will also be affected by the weakness in the motorcycle sector however the cyclical nature of Synerject business should see continued growth in Synerject profits in the second half as OEMs build inventory for the northern hemisphere summer.

Orbital’s first half result had the benefit of translation gains arising from foreign exchange movements.

The Directors anticipate that the financial results in the second half will be in line with the first half, after excluding any foreign exchange gains or losses.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges

CONTACTS	Email – Info@orbeng.com Australia: Mr Peter Cook Chief Executive Officer Tel: +61 8 9441 2311	Website – www.orbeng.com USA: 1 810 245 0621

ORBITAL ENGINE CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2003

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2003 and the review report thereon.

DIRECTORS

The Directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Donald Woolgar John Bourke	Non Executive Director and Chairman, appointed 21 August 2003.

Ross William Kelly	Non Executive Director and Chairman from 1995, retired 21 August 2003.

Peter Chapman Cook	Managing Director, appointed 13 February 2002. Chief Executive Officer from 1 January 2002.

John Richard Marshall	Non Executive Director since 1995.

John Grahame Young	Non Executive Director since 1985. Chairman of the Audit Committee.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There was no significant change in the nature of the activities of the consolidated entity during the year.

REVIEW OF OPERATIONS

Highlights

•	Profit after taxation of $2.1 million compared to a loss of $2.9 million in the corresponding period last year.

•	Continuing increase in engineering services, royalty and licence income.

•	Overheads (before depreciation and amortisation) reduced by 32% to $7.2 million.

•	Record result by Synerject, contributing $0.9 million to Orbital’s result, an increase of 35% over the previous year.

•	Successful share purchase plan generating $3.3 million in July 2003.

•	Improved cash flow.

•	Continuing progress in new markets, particularly India and Taiwan.

The Company has consolidated the turnaround demonstrated in the second half of last financial year. This result is another step forward in our process of getting the fundamentals right. Over last years corresponding period and after the Synerject restructuring, all business segments have shown improvement and contribution to the bottom line.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

Revenue

The restructure of Synerject including the transfer of Orbital’s marine and recreation systems sales business to Synerject with effect from 1 April 2003, has resulted in a decrease in total revenue consolidated by Orbital, however the net result after elimination of system sales overheads and take up of an improved Synerject result is a positive contribution.

Engineering services and royalty and licence income have increased by 26% and 20% respectively over the previous year, despite the strengthening of the Australian dollar which has eroded royalty revenue by some $200,000 compared to the prior year’s exchange rate.

Engineering consulting revenue continues the improvements demonstrated last year as Orbital has expanded its sales and marketing focus beyond its traditional technology customers.

Royalty and licence revenue has continued to grow with the introduction of Mercury’s 115 and 90 horsepower 3-cylinder Optimax™ product range, launched during the last 9 months. The increase also reflects progress made in the introduction of OCP technology into new markets, including a licence fee instalment made by UCAL India.

Expenses

Orbital commenced a restructuring program in FY2001, resulting in progressive reduction of overhead expenses over the last few years. Overheads (before depreciation and amortisation) have decreased a further 32% to $7.2 million in this half-year. The savings were derived primarily from the closure of Orbital’s US office in April 2003, as a result of the transfer of the system sales business to Synerject noted above. In addition, all other business expenses have been subject to review and have contributed to the savings achieved.

Synerject

Synerject, Orbital’s 50:50 joint venture with Siemens VDO Automotive, continues to achieve improved results with Orbital’s share of Synerject’s profit for the half-year increasing by 35% to $0.9 million for the half-year. Synerject derives revenue in United States dollars and Euros, and the translation of Synerject’s results into Australian dollars has eroded reported revenue by $210,000 compared to the prior corresponding period.

Synerject realised the benefits of the transfer of Orbital’s marine and recreation system sales and Siemens VDO’s non-automotive systems business for the full half-year. In addition, sales volumes increased with the introduction of direct injection fuel systems to Mercury’s 3-cylinder Optimax™ range of engines. Mercury introduced the 115hp engine in April 2003, the 90hp engine in July 2003 with the 75hp due for introduction in early 2004.

Cash

Cash at bank at 31 December 2003 was $12.0 million compared to $9.0 million at 30 June 2003. In July 2003, Orbital received $3.3 million arising out of a share purchase plan which was extremely well supported by existing shareholders.

Orbital has reduced net cash used in operating activities from $6.1 million in the half-year to 31 December 2002 to $0.3 million this year. Increased engineering revenue has required some additional working capital and final payments with respect to staff reductions arising out of the Synerject restructure were settled during the half-year.

Net cash requirements for investing activities are now minimal as Synerject is self-funding.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

United States Generally Accepted Accounting Principles

The financial result for the half-year ended 31 December 2003 under US GAAP is a profit after taxation of A$10.0 million compared to a loss in the corresponding period last year of A$2.6 million.

The most significant difference between Australian GAAP and US GAAP is the recognition under US GAAP of income tax losses not previously brought to account of $8.0 million. Under Australian GAAP tax losses can only be recognised when the realisation of the asset is virtually certain, however under US GAAP recognition is required if it is more likely than not that the tax losses will be utilised.

Orbital has total future tax benefits of approximately $38 million and the Directors have determined that it is more likely than not that Orbital will realise at least $8.0 million of available losses. The determination is supported by factors including: -

•	Recent profits in Synerject and Orbital’s US subsidiaries.

•	Profit for the 6 months ended 31 December 2003 in Orbital’s Australian operations.

•	Forecast profits for Orbital going forward.

Commercial Update

Orbital continues to expand its engineering customer base beyond traditional OCP customers.

This is reflected in the 26% improvement in engineering services revenue for the half-year, which includes, for instance, continued assessment of ethanol blends in petrol, and the provision of calibration and validation services for OEMs seeking to outsource engineering services.

In the marine sector, Mercury continued the introduction of 1.5 litre Optimax™ 3 cylinder engines. The 115hp model which was released in April 2003 was followed by the 90hp in September 2003. It is anticipated that the 75hp model will be released in early 2004.

In October 2003 Kymco, a leading Taiwanese motorcycle manufacturer, announced the adoption of Orbital direct injection technology for the planned introduction of a 100cc scooter model scheduled for launch in 2004. Kymco have made further progress in production plans having received qualified EPA approval with initial launch volumes anticipated prior to the end of the financial year.

Whilst taking longer than originally envisaged, Orbital continues to make progress with 2-wheeler and 3-wheeler initiatives in India. As a precursor to any licence agreement, several engineering programs have been undertaken during the year with Indian motorcycle OEMs and UCAL, Orbital’s licensed system supplier in India.

Outlook

Orbital is reasonably confident that the level of engineering consultancy services provided in the first half will continue for the remainder of the financial year. Cost reductions implemented in the last two years which relate primarily to this business sector are now finalised ensuring a stable business with secure returns.

Royalty and licence income, however, will most probably be affected by the unstable 50cc European scooter market. Delays in implementation of Euro III emissions legislation and escalating European manufacturing costs are contributing to the market uncertainty in this price sensitive sector.

Synerject will also be affected by the weakness in the motorcycle sector however the cyclical nature of Synerject business should see continued growth in Synerject profits in the second half as OEMs build inventory for the northern hemisphere summer.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the period and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated 20 February 2004

Signed in accordance with a resolution of directors

/S/    DWJ BOURKE

DWJ Bourke

Chairman

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

			CONSOLIDATED
	NOTE		2003 $’000	2002 $’000
Engineering services income			6,141	4,856
Royalty and licence income			1,947	1,620
System sales (1)			—	23,236
Net foreign exchange gains			808	248
Interest income			287	158
Other revenue from ordinary activities			744	145

Total revenue			9,927	30,263

Systems purchases (1)			—	(21,696)
Licence costs			(422)	(31)
Systems warranty (expense)/credits			307	(244)
Borrowing costs			(11)	(11)
Employee expenses			(4,487)	(5,965)
Depreciation and amortisation			(947)	(1,158)
Pre-paid marketing expense - amortised			—	(484)
Engineering consumables and contractors			(720)	(1,113)
Travel and accommodation			(478)	(699)
Communication and computing			(487)	(657)
Patent costs			(298)	(673)
Insurance costs			(307)	(348)
Property, plant and equipment writedown			(844)	—
Surplus lease space (expense)/savings	11		832	(75)
Other expenses from ordinary activities			(751)	(739)
Share of net profit of associate	8		896	664

Profit/(loss) from ordinary activities before related income tax			2,210	(2,966)

Income tax (expense)/benefit relating to ordinary activities	3		(102)	67

Net profit/(loss) after related income tax	7		2,108	(2,899)

Non-owner transaction changes in equity

Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	2	(b)	—	(40)

Total changes in equity from non-owner related transactions			2,108	(2,939)

Basic profit/(loss) per share (in cents)	4		0.52	(0.81)

Diluted profit/(loss) per share (in cents)	4		0.52	(0.81)

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements.

(1)	Not consolidated since transferred to associate Synerject LLC effective 1 April 2003.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2003

		CONSOLIDATED
	NOTE	31 Dec 2003 $’000	30 June 2003 $’000
Current assets
Cash		11,964	9,007
Receivables		3,866	3,300
Inventories		68	94
Prepayments		519	699

Total current assets		16,417	13,100

Non-current assets
Property, plant and equipment		8,633	10,382

Total non-current assets		8,633	10,382

Total assets		25,050	23,482

Current liabilities
Payables		3,845	3,973
Interest bearing liabilities		208	142
Provisions	5	1,556	2,525

Total current liabilities		5,609	6,640

Non-current liabilities
Interest bearing liabilities		63	198
Non-interest bearing liabilities		19,000	19,000
Provisions	5	1,616	2,712
Guarantee for borrowings of associate	8	5,336	6,915

Total non-current liabilities		26,015	28,825

Total liabilities		31,624	35,465

Net liabilities		(6,574)	(11,983)

Equity
Contributed Equity	6	216,768	213,467
Accumulated losses	7	(223,342)	(225,450)

Total deficiency		(6,574)	(11,983)

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED
	2003 $’000	2002 $’000
Cash flows used in operating activities
Cash receipts in the course of operations	8,480	21,933
Cash payments in the course of operations	(8,908)	(28,111)
Interest received	287	158
Borrowing costs paid	(11)	(11)
Income tax paid	(116)	(90)

Net cash used in operating activities	(268)	(6,121)

Cash flows provided by/(used in) investing activities
Proceeds from sale of property, plant & equipment	138	80
Payments for property, plant & equipment	(67)	(28)
Advances to associate	—	(829)

Net cash provided by/(used in) investing activities	71	(777)

Cash flows provided by/(used in) financing activities
Proceeds from share issues	3,527	—
Transaction costs of share issues	(226)	—
Lease payments	(80)	(168)

Net cash provided by/(used in) financing activities	3,221	(168)

Net increase/(decrease) in cash held	3,024	(7,066)

Cash at the beginning of the financial period	9,007	13,764
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(67)	(17)

Cash at the end of the financial period	11,964	6,681

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation of half-year financial report.

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Orbital Engine Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the economic entity and are consistent with those applied in the 30 June 2003 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Basis of going concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 31 December 2003 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $6.574 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i) The consolidated entity made a profit after tax of $2.108 million for the half-year ended 31 December 2003.

(ii) At 31 December 2003 the consolidated entity had cash of $11.964 million.

(iii) The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995, were written off over the four financial years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iv) Included in non-current liabilities at 31 December 2003 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual installments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. OCP engines produced at 31 December 2003 totalled approximately 380,000. No interest accrues on this facility until such time as the loan becomes repayable.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

2.	CHANGES IN ACCOUNTING POLICY

(a)	Deferred tax balances and the Tax consolidation system

At the date of signing of this report the consolidated entity is yet to make a determination as to whether to enter the Tax consolidation system for Australian income tax purposes for the year commencing 1 July 2002 and subsequent years. In accordance with UIG 52 “Income Tax Accounting Under the Tax Consolidations System” (revised December 2003) the consolidated entity continues to apply UIG 39 “Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances” (September 2002). Deferred tax balances (revised if necessary) in accordance with UIG 39, were reflected in the income tax balances reported as part of the notes to the financial statements for the year ended 30 June 2003.

The company has also continued to apply ASRB 1020 “Accounting For Income Tax (Tax-Effect Accounting)” (1989 version) for the half-year ended 31 December 2003, rather than early adopt AASB 1020 “Income Taxes” (1999 version).

(b)	Employee benefits

In the prior year, the consolidated entity applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time as from 1 July 2002.

The liability for wages and salaries and annual leave is calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change were:

• $40,000 increase in provision for employee entitlements.

• $40,000 increase in opening accumulated losses.

There was no change in the results reported in the half year ended 31 December 2002 as a result of this change in accounting policy.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

3.	TAXATION

	CONSOLIDATED
	2003 $’000	2002 $’000
INCOME TAX (EXPENSE)/CREDIT
Prima facie income tax (expense)/credit at 30% on operating (profit)/loss	(663)	890
Increase/(decrease) in income tax credit/(expense) due to non-tax deductible items:
Depreciation and amortisation	—	(3)
Other (non-deductible)/non-assesable amounts	(4)	(1)
Research and development allowance	154	176
Withholding tax (paid/payable) /credits	(102)	67

Income tax (expense)/credit on operating (profit)/loss before individually significant income tax items	(615)	1,129

Individually significant income tax items:

- Non-resident controlled entities results not tax effected	482	541
- Australian timing differences - realisation of benefits not previously brought to account	585	825
- Australian income tax losses not brought to account	(554)	(2,428)

Total income tax (expense)/benefit	(102)	67

Total income tax (expense)/benefit is made up of:
Withholding tax (paid/payable) /credits	(102)	67

	31 Dec 2003 $’000	30 June 2003 $’000
Potential future income tax benefits arising from income tax losses which have not been recognised as an asset because recovery is not virtually certain
Australia	12,618	12,064
United States	25,692	29,449

	38,310	41,513

The potential future income tax benefit will only be obtained if: -

(i)	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity;

(ii)	The relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law;

(iii)	No changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit; and

(iv)	The assessable income is derived prior to expiry under statutory limitations in the United States for carry forward losses, now generally 20 years.

Current carry forward income tax losses in the United States expire between the years 2010 and 2023.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		No.	No.
4.	PROFIT/(LOSS)PER SHARE
	Weighted average number of ordinary shares used in the calculation of basic earnings per share	407,083,414	355,878,201

	Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	407,083,414	355,878,201

	Options to purchase ordinary shares held under the Employee Share Plan have not been included in calculating diluted earnings per share as the inclusion of the options has an anti-dilutive effect. At 31 December 2003 1,471,300 options were exercisable at a weighted average exercise price of $1.15 (31 December 2002: 2,558,550 options at average price of $0.95) and 905,300 options issued with an exercise price of $1.79 were not currently exercisable, as their hurdle price of $2.42 had not been reached (31 December 2002: 946,200 options).

		CONSOLIDATED
		31 Dec 2003 $’000	30 June 2003 $’000
5.	PROVISIONS
	Current

	Employee entitlements including on-costs	1,262	1,612
	Product warranty	219	487
	Surplus lease space	—	321
	Other	75	105

		1,556	2,525

	Non-current

	Employee entitlements including on-costs	1,133	1,103
	Product warranty	483	628
	Surplus lease space	—	981

		1,616	2,712

The number of employees of the consolidated entity at 31 December 2003 was 94 (June 2003: 97).

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		CONSOLIDATED
		31 Dec 2003 $’000	30 June 2003 $’000
6.	CONTRIBUTED EQUITY

	Issued and fully paid 410,017,878 (June 2003: 379,979,583) ordinary shares	216,768	213,467

	Movements in ordinary share capital

	Balance at the beginning of the reporting period	213,467	210,840
	Shares issued:
	- 645,604 (June 2003: 1,258,887) shares issued pursuant to employee share plans	—	—
	- Nil (June 2003: 23,333,335) shares issued pursuant to share placement	—	2,800
	- 29,392,691 (June 2003: Nil) shares issued pursuant to share purchase plan	3,527	—
	Transaction costs arising from issue of shares pursuant to share placement and share purchase plan	(226)	(173)

	Balance at the end of the reporting period	216,768	213,467

The weighted average market price of the shares issued pursuant to the employee share plans was 18.8 cents (June 2003: 20.2 cents).

		CONSOLIDATED
		31 Dec 2003 6 Months $’000	30 June 2003 12 Months $’000	31 Dec 2002 6 Months $’000
7.	ACCUMULATED LOSSES

	Accumulated losses at the beginning of the period	(225,450)	(223,545)	(223,545)
	Net profit/(loss)	2,108	(1,865)	(2,899)
	Net effect of initial adoption of revised AASB 1028
	“Employee Benefits”	—	(40)	(40)

	Accumulated losses at the reporting date	(223,342)	(225,450)	(226,484)

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

8.	INTEREST IN ASSOCIATE

As at 31 December 2003, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture with Siemens VDO Automotive Corporation (31 December 2002: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture (including research and development in the area of engine management) of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) agreed with Siemens VDO Automotive to continue Orbital’s guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 31 December 2003, Orbital’s share of Synerject’s financing obligations amounted to A$13.317 million (US$10.000 million) (30 June 2003: A$14.970 million (US$10.000 million)).

The Company has provided A$5.336 million (30 June 2003: A$6.915 million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s obligations to Siemens VDO Automotive Corporation above.

	CONSOLIDATED
	31 Dec 2003 $’000	30 June 2003 $’000	31 Dec 2002 $’000
Provision for Guarantee of Associate’s borrowings:

Balance at the beginning of the period	(6,915)	(21,026)	(21,026)
Investments during the period	—	10,541	—
Share of net profit of associate	896	1,351	664
Foreign exchange difference on translation	683	2,219	225

Balance at the end of the period	(5,336)	(6,915)	(20,137)

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

9	SEGMENT REPORTING

Business Segments

	Engineering services		Royalties and licences (i)		System sales		Consolidated
	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s	2003 $000’s	2002 $000’s
Segment Revenue	6,269	4,856	1,947	1,620	—	23,236	8,216	29,712

Unallocated other income							1,711	551

Total Revenue							9,927	30,263

Segment Result	1,244	191	1,003	(272)	—	122	2,247	41

Unallocated expenses (net) (ii)							(933)	(3,671)
Share of profit of associate							896	664

Net Profit/(loss) before related income tax							2,210	(2,966)

Income tax (expense) / benefit							(102)	67

Profit/(loss) after tax attributable to members							2,108	(2,899)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses, net of unallocated other income.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

10.	CONTINGENT LIABILITIES

There are no material changes in contingent liabilities since 30 June 2003.

11.	REVISION OF ACCOUNTING ESTIMATES

Surplus Lease Space

Effective 31 December 2003, the consolidated entity has negotiated a surrender of office space leased at 1 Whipple Street, Balcatta, Western Australia.

Accordingly, at 31 December 2003 the balance of the provision for surplus lease space totalling $832,000 has been reversed in full.

12.	NET TANGIBLE ASSETS/(DEFICIENCY) PER SHARE

	31 Dec 2003	30 June 2003
Net tangible assets/(deficiency) per share	(1.60) cents	(3.15) cents

ORBITAL ENGINE CORPORATION LIMITED

DIRECTORS’ DECLARATION

In the opinion of the directors of Orbital Engine Corporation Limited:

1.	the financial statements and notes set out on pages 5 to 15, are in accordance with the Corporations Act 2001, including: -

(a)	giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

/s/ DJW BOURKE
DJW BOURKE
Chairman

Dated: 20 February 2004

Perth, Western Australia

Independent review report to the members of Orbital Engine Corporation Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 11 to the financial statements, and the directors’ declaration for the Orbital Engine Corporation Limited Consolidated Entity (“the Consolidated Entity”), for the half-year ended 31 December 2003. The Consolidated Entity comprises Orbital Engine Corporation Limited (“the Company”) and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•	enquiries of company personnel; and

•	analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Orbital Engine Corporation Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Consolidated Entity’s financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

KPMG

D P McCOMISH

Partner

Perth

20 February 2004

ORBITAL ENGINE CORPORATION LIMITED

(ABN 32 009 344 058)

AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

SUMMARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		NOTE		Dec 2003 A$’000	Dec 2002 A$’000
1.	RECONCILIATION OF FINANCIAL STATEMENTS TO US GAAP

1.1	Profit and Loss Account

	Net profit/(loss) reported under Australian GAAP			2,108	(2,899)
	Employee stock option compensation	3	(a)	(122)	(231)
	Licence and marketing agreements	3	(b)	—	484
	Deferred tax asset	3	(c)	8,040	—

	Net profit/(loss) according to US GAAP			10,026	(2,646)

	Profit/(loss) per ordinary share according to US GAAP (AUD cents)
	- Basic			2.46	(0.74)
	- Diluted		(i)	2.46	(0.74)

	Profit/(loss) per American Depositary Share (ADS) according to US GAAP (AUD cents)
	- Basic			98.52	(29.75)
	- Diluted		(i)	98.52	(29.75)

	Number of ordinary shares in calculation (000’s)
	- Basic			407,083	355,878
	- Diluted			407,083	355,878

(i)	The options exerciseable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. If such options had been included in the calculation, the number of diluted ordinary shares would have been 409,460,014 (2002: 361,069,532).

		NOTE		Dec 2003 A$’000	June 2003 A$’000	Dec 2002 A$’000
1.2	Shareholders’ Equity/(Deficiency)

	Shareholders’ equity reported per financial statements			(6,574)	(11,983)	(15,644)
	Deferred tax asset	3	(c)	8,040	—	—

	Shareholders’ equity/(deficiency) according to US GAAP			1,466	(11,983)	(15,644)

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

SUMMARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		NOTE		Dec 2003 A$’000	June 2003 A$’000	Dec 2002 A$’000
1.	RECONCILIATION OF FINANCIAL STATEMENTS TO US GAAP (CONTINUED)

1.3	Consolidated Balance Sheets

	Total assets reported per financial statements			25,050	23,482	44,853

	Deferred tax asset	3	(c)	8,040	—	—

	Total assets according to US GAAP			33,090	23,482	44,853

		Half Year Ended 31 December 2003
		A$’000	US$’000
2.	SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1	Statement of Earnings Data

	Total revenue	9,927	7,454
	Net profit after income tax	10,026	7,529

2.2	Balance Sheet Data at Half Year End

	Current assets	16,417	12,328
	Total assets	33,090	24,847
	Current liabilities	5,609	4,212
	Total long-term debt	19,063	14,314
	Other Non-current liabilities	6,952	5,220
	Total shareholders’ equity/(deficiency)	1,466	1,101

(1)	Balance Sheet and Profit and Loss items have been translated at the Westpac Buying Rate on 31 December 2003 which was US$0.7509 = A$1.00. Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

SUMMARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of Orbital has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of employee shares or share options does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the price paid or payable by the employee for the equity instrument at a defined measurement date. The measurement date is the first date on which are known both (i) the number of shares or options that an individual employee is entitled to receive and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Licence and Marketing Agreements

A profit and loss difference for the half-year ended 31 December 2003, totalling $Nil (half-year ended 31 December 2002 $0.484 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and is being systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June and 31 December 2003 was $Nil.

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 31 December 2003.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. The directors believe that in accordance with US GAAP and projections for future taxable income it is more likely than not that a tax benefit of A$8.040 million will be realised from carry forward tax losses and therefore have recognised a deferred tax asset to such an extent.

Gross income tax losses at 31 December 2003 total approximately US$56.741 million and A$42.060 million in the United States and Australia respectively. Of the total potential deferred tax asset of A$38.310 million at current income tax rates, A$8.040 million has been recognised as a deferred tax asset above. A significant portion of the remaining A$30.270 million may potentially be booked in future periods once further profit history is available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

Orbital Engine Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 DECEMBER 2003

Results for announcement to the market

		A$’000%			A$’000
Total revenue from ordinary activities	Down	20,336	67.2%	to	9,927

Total revenue excluding system sales (systems sales revenue transferred to associate Synerject LLC effective 1 April 2003)	Up	2,900	41.3%	to	9,927

Net profit from ordinary activities after tax attributable to members	Up	5,007	N/A	to	2,108

Net profit attributable to members	Up	5,007	N/A	to	2,108

There is no proposal to pay dividends for the half-year ended 31 December 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL ENGINE CORPORATION LIMITED (Registrant)

Date February 23, 2004	By:	/s/ J. B. ABBOTT
(Signature)*

J. B. Abbott Company Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.